Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2019	As at September 30, 2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	6	116,980	119,674	1,694
Intangible assets	6	13,762	14,870	211
Property, plant and equipment	4	70,601	75,190	1,064
Right-of-use assets	5	—	16,223	230
Financial assets
Derivative assets	17, 18	173	129	2
Investments	8	6,916	8,276	117
Trade receivables		4,373	4,373	62
Other financial assets	11	5,146	4,258	60
Investments accounted for using the equity method		1,235	1,248	18
Deferred tax assets		5,604	5,969	84
Non-current tax assets		20,603	11,128	158
Other non-current assets	12	15,872	11,994	170

Total non-current assets		261,265	273,332	3,870

Inventories	9	3,951	2,681	38
Financial assets
Derivative assets	17, 18	4,931	3,485	49
Investments	8	220,716	145,717	2,063
Cash and cash equivalents	10	158,529	180,441	2,554
Trade receivables		100,489	96,871	1,371
Unbilled receivables		22,880	25,948	367
Other financial assets	11	14,611	11,732	166
Contract assets		15,038	16,475	233
Current tax assets		7,435	2,847	40
Other current assets	12	23,086	22,996	326

		571,666	509,193	7,207
Assets held for sale		240	—	—

Total current assets		571,906	509,193	7,207

TOTAL ASSETS		833,171	782,525	11,077

EQUITY
Share capital		12,068	11,426	162
Securities premium reserve		533	1,147	16
Retained earnings		534,700	478,515	6,774
Share-based payment reserve		2,617	2,328	33
Other components of equity		18,198	21,395	303

Equity attributable to the equity holders of the Company		568,116	514,811	7,288
Non-controlling interest		2,637	1,496	21

TOTAL EQUITY		570,753	516,307	7,309

LIABILITIES
Financial liabilities
Long - term loans and borrowings	13	28,368	22,119	313
Lease liabilities		—	10,743	152
Other financial liabilities	14	—	5	—
Deferred tax liabilities		3,417	3,473	49
Non-current tax liabilities		11,023	11,521	163
Other non-current liabilities	15	5,258	5,948	84
Provisions	16	2	10	—

Total non-current liabilities		48,068	53,819	761

Financial liabilities
Loans, borrowings and bank overdrafts	13	71,099	72,159	1,022
Derivative liabilities	17, 18	1,310	1,477	21
Trade payables and accrued expenses		88,304	83,484	1,182
Lease liabilities		—	6,231	88
Other financial liabilities	14	644	601	9
Contract liabilities		24,768	18,463	261
Current tax liabilities		9,541	10,604	150
Other current liabilities	15	18,046	18,790	266
Provisions	16	638	590	8

Total current liabilities		214,350	212,399	3,007

TOTAL LIABILITIES		262,418	266,218	3,768

TOTAL EQUITY AND LIABILITIES		833,171	782,525	11,077

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2018	2019	2019	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	21	145,410	151,256	2,141	285,187	298,417	4,224
Cost of revenues	22	(101,770)	(108,006)	(1,529)	(202,120)	(212,279)	(3,005)

Gross profit		43,640	43,250	612	83,067	86,138	1,219

Selling and marketing expenses	22	(10,814)	(10,629)	(150)	(21,627)	(21,582)	(306)
General and administrative expenses	22	(13,696)	(6,527)	(92)	(22,304)	(14,646)	(207)
Foreign exchange gains/(losses), net	25	1,217	591	8	1,988	1,449	21
Other operating income	28	269	50	1	2,798	749	11

Results from operating activities		20,616	26,735	379	43,922	52,108	738

Finance expenses	23	(1,569)	(2,247)	(32)	(3,218)	(3,831)	(54)
Finance and other income	24	5,136	6,857	97	10,333	13,804	195
Share of net profit /(loss) of associates accounted for using the equity method		20	(2)	—	(33)	(18)	—

Profit before tax		24,203	31,343	444	51,004	62,063	879
Income tax expense	20	(5,347)	(5,731)	(81)	(11,212)	(12,430)	(176)

Profit for the period		18,856	25,612	363	39,792	49,633	703

Profit attributable to:
Equity holders of the Company		18,889	25,526	362	40,095	49,400	700
Non-controlling interest		(33)	86	1	(303)	233	3

Profit for the period		18,856	25,612	363	39,792	49,633	703

Earnings per equity share:	26
Attributable to equity share holders of the Company
Basic		3.15	4.30	0.06	6.68	8.27	0.12
Diluted		3.14	4.29	0.06	6.66	8.25	0.12
Weighted average number of equity shares used in computing earnings per equity share
Basic		6,004,741,881	5,936,393,069	5,936,393,069	6,004,824,115	5,975,454,269	5,975,454,269
Diluted		6,017,936,849	5,948,113,661	5,948,113,661	6,018,044,619	5,986,683,086	5,986,683,086

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2018	2019	2019	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		18,856	25,612	363	39,792	49,633	703

Other Comprehensive Income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		121	(313)	(4)	455	(226)	(3)
Net change in fair value of financial instruments through OCI		(1,300)	71	1	(1,160)	75	1

		(1,179)	(242)	(3)	(705)	(151)	(2)

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	19	6,074	1,495	21	8,894	1,803	26
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		—	—	—	(4,131)	—	—
Net change in time value of option contracts designated as cash flow hedges		(140)	(229)	(3)	(263)	(319)	(5)
Net change in intrinsic value of option contracts designated as cash flow hedges		(1,372)	(99)	(1)	(1,565)	24	—
Net change in fair value of forward contracts designated as cash flow hedges		(754)	(398)	(6)	(1,396)	(179)	(3)
Net change in fair value of financial instruments through OCI		(402)	775	11	(1,242)	1,414	20

		3,406	1,544	22	297	2,743	38

Total other comprehensive income/ (loss), net of taxes		2,227	1,302	18	(408)	2,592	37

Total comprehensive income for the period		21,083	26,914	381	39,384	52,225	740

Profit attributable to:
Equity holders of the Company		20,971	26,773	379	39,458	51,951	736
Non-controlling interest		112	141	2	(74)	274	4

		21,083	26,914	381	39,384	52,225	740

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up		Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048		800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—		—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048		800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the period
Profit for the period	—	—		—	40,095	—	—	—	—	40,095	(303)	39,792
Other comprehensive income	—	—		—	—	—	4,534	(3,224)	(1,947)	(637)	229	(408)

Total comprehensive income for the period	—	—		—	40,095	—	4,534	(3,224)	(1,947)	39,458	(74)	39,384

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	295,032		^	79	—	(79)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—		—	317	(317)	—	—	—	—	—	—
Loss of control in subsidiary	—	—		—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—		—	—	—	—	—	—	—	28	28
Compensation cost related to employee share based payment	—	—		—	3	884	—	—	—	887	—	887

Total transactions with owners of the Company	295,032	—		79	320	488	—	—	—	887	(24)	863

As at September 30, 2018	4,524,079,523	9,048		879	491,401	2,260	21,152	(3,338)	(400)	521,002	2,312	523,314

^	value is less than ₹ 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(866)	—	—	—	—	(866)	—	(866)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	533,834	2,617	15,250	2,415	533	567,250	2,637	569,887
Total comprehensive income for the period
Profit for the period	—	—	—	49,400	—	—	—	—	49,400	233	49,633
Other comprehensive income	—	—		—	—	1,762	(474)	1,263	2,551	41	2,592

Total comprehensive income for the period	—	—	—	49,400	—	1,762	(474)	1,263	51,951	274	52,225

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,048,403	4	614		(614)				4		4
Buyback of equity shares	(323,076,923)	(646)		(105,000)				646	(105,000)		(105,000)
Transaction cost related to buyback				(298)					(298)		(298)
Issue of shares by controlled trust on exercise of options				574	(574)				—		—
Compensation cost related to employee share based payment				5	899				904		904
Cash dividend paid										(1,415)	(1,415)

Total transactions with owners of the Company	(321,028,520)	(642)	614	(104,719)	(289)	—	—	646	(104,390)	(1,415)	(105,805)

As at September 30, 2019	5,712,906,868	11,426	1,147	478,515	2,328	17,012	1,941	2,442	514,811	1,496	516,307

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		162	16	6,774	33	241	27	35	7,288	21	7,309

*

Includes 21,599,198 and 24,781,027 treasury shares held as at September 30, 2018 and 2019, respectively by a controlled trust. 2,572,826 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended September 30, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2018	2019	2019
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the period	39,792	49,633	703
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(51)	70	1
Depreciation and amortization	8,706	9,769	138
Unrealized exchange loss, net	1,741	3,150	45
Share based compensation expense	884	899	13
Share of net (profit)/ loss of associates accounted for using equity method	33	18	—
Income tax expense	11,212	12,430	176
Dividend, gain from investments and interest (income)/expenses, net	(8,038)	(11,103)	(157)
Gain from sale of business and loss of control in subsidiary, net	(2,798)	(749)	(11)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(2,766)	4,128	58
Unbilled receivables and contract assets	(3,928)	(4,126)	(58)
Inventories	(645)	1,279	18
Other assets	(6,708)	(2,455)	(35)
Trade payables, accrued expenses, other liabilities and provisions	14,800	(3,897)	(55)
Contract liabilities	6,031	(6,403)	(91)

Cash generated from operating activities before taxes	58,265	52,643	745
Income taxes (paid)/ refund, net	(10,869)	3,365	48

Net cash generated from operating activities	47,396	56,008	793

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,592)	(11,288)	(160)
Proceeds from sale of property, plant and equipment	1,110	325	5
Purchase of investments	(406,594)	(602,255)	(8,526)
Proceeds from sale of investments	400,989	678,519	9,605
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	25,834	—	—
Payment for business acquisition	—	(3,230)	(46)
Proceeds from sale of business	—	7,459	106
Interest received	11,314	14,319	203
Dividend received	185	189	3

Net cash generated in investing activities	22,246	84,038	1,190

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	^	9	—
Repayment of loans and borrowings	(56,988)	(51,047)	(723)
Proceeds from loans and borrowings	26,691	44,572	631
Repayment of lease liabilities	—	(3,193)	(45)
Payment for deferred contingent consideration in respect of business combination	(265)	—	—
Payment for buy back of shares, including transaction cost	—	(105,298)	(1,491)
Interest paid	(2,434)	(2,473)	(35)
Payment of cash dividend to Non-controlling interest	—	(1,415)	(20)

Net cash used in financing activities	(32,996)	(118,845)	(1,683)

Net increase in cash and cash equivalents during the period	36,646	21,201	300
Effect of exchange rate changes on cash and cash equivalents	2,082	621	9
Cash and cash equivalents at the beginning of the period	40,926	158,525	2,244

Cash and cash equivalents at the end of the period (Note 10)	79,654	180,347	2,553

^	Value is less than ₹ 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited Company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on October 15, 2019.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2019. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the six months ended September 30, 2019, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 70.64 as published by Federal Reserve Board of Governors on September 30, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets and contract assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life is based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term are included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassess the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2019, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

On April 1, 2019, the Company adopted IFRS 16, Leases. Accordingly, the policy for Leases as presented in the Company’s Annual Report is amended as under:

IFRS 16 – Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company assesses, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract involves–

(a)	the use of an identified asset,

(b)	the right to obtain substantially all the economic benefits from use of the identified asset, and

(c)	the right to direct the use of the identified asset.

The Company at the inception of the lease contract recognizes a Right-of-Use (RoU) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short term) and low-value assets.

The cost of the right-of-use assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the right-of-use assets is measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The right-of-use assets is depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of right-of-use assets.

The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets included as part of our annual financial statements for the year ended March 31, 2019.

For lease liabilities at inception, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate.

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the right-of-use assets. Where the carrying amount of the right-of-use assets is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

Lease payments have been classified as cash used in Financing activities.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Contracts in which all the risks and rewards of the lease are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating leases.

Leases, for which the Company is an intermediate lessor, it accounts for the head-lease and sub-lease as two separate contracts. The sub-lease is classified as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2019:

IFRS 16 - Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, applied to all lease contracts outstanding as at April 1, 2019 using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The Company has made use of the following practical expedient available on transition to IFRS 16, (a) not to reassess whether a contract is or contains a lease, accordingly the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to those leases entered or modified before April 1, 2019. (b) The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment, consequently, the Company has recorded the lease liability at the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right to use asset at its carrying amount as if the standard had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application (c) excluded the initial direct costs from measurement of the RoU asset (d) Not to recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rate applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	The Company has recognized right-of use assets of ₹ 13,439 and corresponding lease liability ₹15,314.

b)

Net carrying value of assets procured under the finance lease ₹ 1,243 (gross carrying and accumulated depreciation value ₹ 3,420 and ₹ 2,177 respectively) have been reclassified from Property Plant and Equipment to right-of-use assets.

c)	Obligations under Finance leases ₹ 2,002 (non-current and current obligation under finance leases ₹ 496 and ₹ 1,506 respectively) have been reclassified to lease liabilities.

d)	Prepaid rent on leasehold land and other assets, which were earlier classified under Other assets have been reclassified to right-of-use assets by ₹ 2,215.

The adoption of the new standard has resulted in a reduction of ₹ 866 in opening retained earnings, net of tax.

The Company recognized during the period in the interim condensed consolidated statement of income depreciation expense from right-of-use assets ₹ 2,733 and interest expenses on lease liabilities ₹ 438.

Lease payments during the period have been disclosed under financing activities in the Consolidated Statement of Cash flows.

The comparatives as at and for the period ended March 31, 2019 and September 30, 2018 have not been retrospectively restated.

The adoption of IFRS 16 did not have any material impact on Consolidated Statement of income and earnings per share.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 (Refer Note 29 of the 2019 Annual Report) and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

IFRIC 23 – Uncertainty over Income Tax treatments

The International Accounting Standards Board clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of IFRIC 23 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

The International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 12 – Income Taxes

The International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2019 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IFRS 3 - Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The Company is currently evaluating the impact of amendment to IFRS 3 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		5		96		1,962		143		(3)		2,203
Additions		68		358		6,113		1,032		1		7,572
Disposals		—		(217)		(2,225)		(625)		(48)		(3,115)

As at September 30, 2018	₹	3,710	₹	25,382	₹	93,072	₹	16,322	₹	1,089	₹	139,575
Accumulated depreciation/ impairment:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		41		1,245		89		(1)		1,374
Depreciation		—		498		5,556		654		172		6,880
Disposals		—		(84)		(1,536)		(409)		(27)		(2,056)

As at September 30, 2018	₹	—	₹	6,279	₹	70,590	₹	12,317	₹	650	₹	89,836
Capital work-in-progress											₹	18,631

Net carrying value including Capital work-in-progress as at September 30, 2018											₹	68,370

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—		5,824		65,325		11,983		506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment**		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019		3,697		27,490		88,946		16,505		948		137,586
Translation adjustment		—		1		374		13		(1)		387
Additions		55		1,045		6,198		1,575		4		8,877
Additions through acquisitions		—		—		18		—		—		18
Disposals		—		(57)		(1,978)		(68)		(117)		(2,220)

As at September 30, 2019	₹	3,752	₹	28,479	₹	93,558	₹	18,025	₹	834	₹	144,648
Accumulated depreciation:
As at April 1, 2019		—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019		—		6,715		71,011		12,593		682		91,001
Translation adjustment		—		6		302		8		(1)		315
Depreciation		—		648		4,006		780		102		5,536
Disposals		—		(22)		(1,648)		(34)		(101)		(1,805)

As at September 30, 2019	₹	—	₹	7,347	₹	73,671	₹	13,347	₹	682	₹	95,047
Capital work-in-progress											₹	25,589

Net carrying value including Capital work-in-progress as at September 30, 2019											₹	75,190

*	Includes computer equipment and software.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to ₹ 1,480 for the year ended March 31, 2019, forming part of Cost of Revenues in the consolidated statement of income.

5. Right-of-use assets

	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019 **	₹	2,003	₹	11,371	₹	2,874	₹	649	₹	16,897
Additions		—		956		783		175		1,914
Additions through acquisitions		—		135		—		—		135
Disposals		—		(27)		(50)		(41)		(118)
Translation adjustment		—		56		7		(1)		62

As at September 30, 2019	₹	2,003	₹	12,491	₹	3,614	₹	782	₹	18,890

Accumulated depreciation:
Depreciation		14		1,758		833		128		2,733
Disposals		—		(18)		(46)		(3)		(67)
Translation adjustment		—		2		—		(1)	₹	1

As at September 30, 2019	₹	14	₹	1,742	₹	787	₹	124	₹	2,667

Net carrying value as at September 30, 2019									₹	16,223

*	Includes computer equipment.
**	Includes net carrying value of property, plant and equipment under finance lease arrangement.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2019		September 30, 2019
Balance at the beginning of the year	₹	117,584	₹	116,980
Translation adjustment		4,529		2,001
Acquisition through business combination, net		—		693
Disposal		(4,893)		—
Assets reclassified as held for sale		(240)		—

Balance at the end of the period	₹	116,980	₹	119,674

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		1,419		538		1,957

As at September 30, 2018	₹	28,005	₹	7,089	₹	35,094
Accumulated amortization:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		126		184		310
Amortization		1,165		568		1,733

As at September 30, 2018	₹	13,554	₹	3,513	₹	17,067

Net carrying value as at September 30, 2018	₹	14,451	₹	3,576	₹	18,027

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal		(101)		(199)		(300)

As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment	₹	319	₹	119	₹	438
Acquisition through business combinations		2,262		30		2,292

As at September 30, 2019	₹	29,505	₹	6,094	₹	35,599
Accumulated amortization:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		45		77		122
Amortization		1,045		455		1,500

As at September 30, 2019	₹	16,435	₹	4,294	₹	20,729

Net carrying value as at September 30, 2019	₹	13,070	₹	1,800	₹	14,870

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 838 for the year ended March 31, 2019.

Amortization and impairment expense on intangible assets are included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations:

On September 30, 2019, the Company has taken over the customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited, through a Business Transfer Agreement for a cash consideration of ₹ 3,321. This transaction will help us deepen our service offerings in BFSI industry vertical. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	336
Customer Relationships		1,044
Customer contract		1,218
Non-compete		30

Total	₹	2,628
Goodwill		693

Total purchase price	₹	3,321

Goodwill comprises of acquired workforce and expected synergies. Goodwill and intangibles are deductible for income tax purposes

8. Investments

Investments consist of the followings:

	As at
	March 31, 2019		September 30, 2019
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	6,916	₹	8,276

	₹	6,916	₹	8,276

Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	13,960	₹	13,612
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		185,048		107,780
Financial instruments at amortized cost
Inter corporate and term deposits *		21,708		24,325

	₹	220,716	₹	145,717

	₹	227,632	₹	153,993

*	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹ 452 (March 31, 2019: ₹ 463).

9. Inventories

Inventories consist of the following:

	As at
	March 31, 2019		September 30, 2019
Stores and spare parts	₹	677	₹	617
Finished and traded goods		3,274		2,064

	₹	3,951	₹	2,681

10. Cash and cash equivalents:

Cash and cash equivalents as at March 31, 2019 and September 30, 2019, consists of cash and balance in deposits with banks. Cash and cash equivalents consist of the followings:

	As at
	March 31, 2019		September 30, 2019
Cash and bank balances	₹	41,966	₹	49,871
Demand deposits with banks *		116,563		130,570

	₹	158,529	₹	180,441

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	Six months ended September 30,
	2018		2019
Cash and cash equivalents	₹	79,818	₹	180,441
Bank overdrafts		(164)		(94)

	₹	79,654	₹	180,347

11. Other financial assets

	As at
	March 31, 2019		September 30, 2019
Non-current
Security deposits	₹	1,436	₹	1,311
Other deposits		777		363
Interest receivables		1,139		1,140
Finance lease receivables		1,794		1,444

	₹	5,146	₹	4,258

Current
Security deposits	₹	1,050	₹	1,169
Other deposits		33		18
Due from officers and employees		738		1,206
Finance lease receivables		1,618		1,980
Interest receivables		1,789		4,223
Others		9,383		3,136

	₹	14,611	₹	11,732

	₹	19,757	₹	15,990

12. Other assets

	As at
	March 31, 2019		September 30, 2019
Non-current
Prepaid expenses	₹	6,323	₹	4,737
Costs to obtain contract		4,212		4,271
Costs to fulfil contract		—		158
Others		5,337		2,828

	₹	15,872	₹	11,994

Current
Prepaid expenses	₹	12,148	₹	11,268
Due from officers and employees		871		549
Advance to suppliers		3,247		2,159
Balance with GST and other authorities		5,543		7,787
Costs to obtain contract		1,170		1,123
Others		107		110

	₹	23,086	₹	22,996

	₹	38,958	₹	34,990

13. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2019		September 30, 2019
Borrowings from banks	₹	96,979	₹	93,853
Bank overdrafts		4		94
Obligations under finance leases (Refer Note 3)		2,002		—
Loans from institutions other than bank		482		331

	₹	99,467	₹	94,278

Non-current		28,368		22,119
Current		71,099		72,159

14. Other financial liabilities

	As at
	March 31, 2019		September 30, 2019
Non-current
Deposits and others	₹	—	₹	5

	₹	—	₹	5

Current
Deposits and others	₹	644	₹	601

	₹	644	₹	601

	₹	644	₹	606

15. Other liabilities

	As at
	March 31, 2019		September 30, 2019
Non-current
Employee benefits obligations	₹	2,083	₹	2,317
Others		3,175		3,631

	₹	5,258	₹	5,948

Current
Statutory and other liabilities	₹	5,430	₹	5,231
Employee benefits obligations		10,065		11,415
Advance from customers		1,361		1,450
Others		1,190		694

	₹	18,046	₹	18,790

	₹	23,304	₹	24,738

16. Provisions

	As at
	March 31, 2019		September 30, 2019
Non-current
Provision for warranty	₹	2	₹	10

	₹	2	₹	10

Current
Provision for warranty	₹	275	₹	319
Others		363		271

	₹	638	₹	590

	₹	640	₹	600

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2019				September 30, 2019
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell: Forward contracts	USD	333	₹	1,410	USD	511	₹	963
		€—		—		€77	₹	99
		£—		—		£62	₹	6
	AUD	97	₹	15	AUD	101	₹	139

Range forward options contracts	USD	1,067	₹	1,149	USD	915	₹	372
		£191	₹	68		£175	₹	493
		€153	₹	349		€83	₹	279
	AUD	56	₹	39	AUD	45	₹	89

Interest rate swaps	USD	75	₹	(11)	USD	75	₹	(21)

Non-designated derivatives instruments
Sell: Forward contracts	USD	1,182	₹	1,359	USD	1,319	₹	(374)
		€32	₹	55		€44	₹	34
		£1	₹	(1)		£79	₹	(4)
	AUD	82	₹	28	AUD	76	₹	24
	SGD	11	₹	1	SGD	3	₹	1
	ZAR	56	₹	14	ZAR	—		—
	CAD	56	₹	40	CAD	39	₹	(2)
	SAR	123	₹	(1)	SAR	14		^
	AED	9		^	AED	20		^
	PLN	38	₹	15	PLN	4	₹	3
	CHF	10		^	CHF	17	₹	9
	QAR	3	₹	(1)	QAR	15	₹	(5)
	TRY	28	₹	12	TRY	30	₹	(9)
	NOK	29	₹	4	NOK	22	₹	1
	OMR	1	₹	(1)	OMR	2	₹	(1)
	SEK	35	₹	5	SEK	44	₹	5
	MYR	—		—	MYR	20	₹	(4)

Range forward options contracts	USD	150	₹	161	USD	—		—
		€31	₹	12		€—		—
		£71	₹	57		£—		—

Buy : Forward contracts	USD	730	₹	(971)	USD	736	₹	49
	JPY	154		^	JPY	—		—
	MXN	9		^	MXN	11	₹	(1)
	DKK	75	₹	(13)	DKK	38	₹	(8)

			₹	3,794			₹	2,137

^	Value is less than ₹ 1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2018		2019
Balance as at the beginning of the period	₹	(143)	₹	3,019

Deferred cancellation (gain)/loss, net		10		4
Changes in fair value of effective portion of derivatives		(5,275)		1,050
Net (gain)/loss reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		1,239		(1,650)

Gain/(loss) on cash flow hedging derivatives, net	₹	(4,026)	₹	(596)

Balance as at the end of the period		(4,169)		2,423
Deferred tax thereon		831		(482)

Balance as at the end of the period, net of deferred tax	₹	(3,338)	₹	1,941

18. Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, lease liability, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2019 and September 30, 2019, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2019				As at September 30, 2019
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	3,149	—	3,149	—	2,748	—	2,748	—
Others	1,955	—	1,955	—	866	—	866	—
Investments:
Investment in liquid and short-term mutual funds	13,960	13,960	—	—	13,612	13,612	—	—
Investment in equity instruments	6,916	—	248	6,668	8,276	—	216	8,060
Commercial paper, Certificate of deposits and bonds	185,048	6,865	178,183	—	107,780	5,702	102,078	—

Liabilities
Derivative instruments:
Cash flow hedges	(130)	—	(130)	—	(329)	—	(329)	—
Others	(1,180)	—	(1,180)	—	(1,148)	—	(1,148)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification
	As at
	March 31, 2019		September 30, 2019
Investment in equity instruments
Balance at the beginning of the period	₹	5,685	₹	6,668
Additions		2,869		691
Transfers out of Level 3		(647)		—
Disposal		(1,341)		(143)
Gain/(loss) recognized in foreign currency translation reserve		203		181
Gain/(loss) recognized in other comprehensive income		(101)		663

Balance at the end of the period	₹	6,668	₹	8,060

19. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2018		2019
Balance at the beginning of the period	₹	16,618	₹	15,250

Translation difference related to foreign operations, net		8,952		1,762
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(4,131)		—
Change in effective portion of hedges of net investment in foreign operations		(287)		—

Total change during the period		4,534		1,762

Balance at the end of the period	₹	21,152	₹	17,012

20. Income taxes

Income tax expenses has been allocated as follows:

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Income tax expense as per the interim condensed consolidated statement of income	₹	5,347	₹	5,731	₹	11,212	₹ 12,430
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		(329)		157		(734)	(228)
Gains/(losses) on cash flow hedging derivatives		(564)		(182)		(802)	(122)
Defined benefit plan actuarial gains/(losses)		26		(83)		116	(18)

	₹	4,480	₹	5,623	₹	9,792	₹ 12,062

Income tax expenses consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Current taxes
Domestic	₹	4,103	₹	3,859	₹	8,337	₹	8,564
Foreign		1,860		1,843		3,584		3,696

		5,963		5,702		11,921		12,260

Deferred taxes
Domestic		(298)		(25)		(541)		331
Foreign		(318)		54		(168)		(161)

		(616)		29		(709)		170

	₹	5,347	₹	5,731	₹	11,212	₹	12,430

Income tax expenses are net of (provision recorded) / reversal of provisions pertaining to earlier periods, amounting to ₹ 454 and ₹ 4,787 for the three months ended September 30, 2018 and 2019, and ₹ 137 and ₹ 5,253 for the six months ended September 30, 2018 and 2019.

21. Revenues

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Rendering of services	₹	142,060	₹	147,988	₹	277,627	₹	292,615
Sales of products		3,350		3,268		7,560		5,802

	₹	145,410	₹	151,256	₹	285,187	₹	298,417

22. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Employee compensation	₹	74,216	₹	81,266	₹	146,258	₹	158,742
Sub-contracting/ technical fees		24,318		22,423		46,761		44,986
Cost of hardware and software		3,115		2,869		7,342		5,679
Travel		4,172		4,549		8,617		9,182
Facility expenses		5,314		5,048		11,148		9,781
Depreciation, amortization and impairment		4,370		4,814		8,707		9,769
Communication		1,133		1,146		2,453		2,282
Legal and professional fees		1,278		1,239		2,449		2,335
Rates, taxes and insurance		96		424		509		1,161
Marketing and brand building		565		491		1,274		1,263
Lifetime expected credit loss		904		190		2,043		721
Miscellaneous expenses*		6,799		703		8,490		2,606

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	126,280	₹	125,162	₹	246,051	₹	248,507

*

Miscellaneous expenses for the period three months and six months ended September 30, 2018, includes an amount of ₹ 5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the company.

23. Finance expense

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Interest expense	₹	1,127	₹	1,424	₹	2,336	₹	2,701
Exchange fluctuation on foreign currency borrowings, net		442		823		882		1,130

	₹	1,569	₹	2,247	₹	3,218	₹	3,831

24. Finance and other income

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Interest income	₹	4,610	₹	5,895	₹	9,066	₹	12,308
Dividend income		94		94		185		189
Net gain from investments classified as FVTPL		421		587		984		738
Net gain from investments classified as FVTOCI		11		281		98		569

	₹	5,136	₹	6,857	₹	10,333	₹	13,804

25. Foreign exchange gains/(lossses), net

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL	₹	(3,540)	₹	1,176	₹	(4,503)	₹	2,574
Other Foreign exchange gains/(losses), net		4,757		(585)		6,491		(1,125)

	₹	1,217	₹	591	₹	1,988	₹	1,449

26. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Profit attributable to equity holders of the Company	₹	18,889	₹	25,526	₹	40,095	₹	49,400
Weighted average number of equity shares outstanding		6,004,741,881		5,936,393,069		6,004,824,115		5,975,454,269

Basic earnings per share	₹	3.15	₹	4.30	₹	6.68	₹	8.27

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Profit attributable to equity holders of the Company	₹	18,889	₹	25,526	₹	40,095	₹	49,400
Weighted average number of equity shares outstanding		6,004,741,881		5,936,393,069		6,004,824,115		5,975,454,269
Effect of dilutive equivalent share options		13,194,968		11,720,592		13,220,504		11,228,817

Weight average number of equity shares for diluted earnings per share		6,017,936,849		5,948,113,661		6,018,044,619		5,986,683,086

Diluted earnings per share	₹	3.14	₹	4.29	₹	6.66	₹	8.25

Earnings per share and the number of shares outstanding for the three and six months ended September 30, 2018 have been proportionately adjusted for the bonus issue in the ratio of 1:3 i.e. 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders).

27. Employee benefits

a) Employee costs includes

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Salaries and bonus	₹	71,680	₹	78,374	₹	141,112	₹	152,999
Employee benefits plans
Gratuity and other defined benefit plans		268		326		595		719
Defined contribution plans		1,827		2,138		3,667		4,125
Share based compensation		441		428		884		899

	₹	74,216	₹	81,266	₹	146,258	₹	158,742

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
Cost of revenues	₹	62,272	₹	69,337	₹	122,445	₹	135,276
Selling and marketing expenses		7,800		7,673		15,453		15,283
General and administrative expenses		4,144		4,256		8,360		8,183

	₹	74,216	₹	81,266	₹	146,258	₹	158,742

The Company has granted 2,917,000 and 2,927,000 options under RSU option plan during the three and six months ended September 30, 2019, respectively (2,965,000 and 2,965,000 for the three and six months ended September 30, 2018); 2,570,400 and 2,670,400 options under ADS option plan during the three and six months ended September 30, 2019, respectively (2,851,000 and 2,901,000 for three and six months ended September 30, 2018).

The Company has also granted 2,244,500 and 2,244,500 Performance based stock options (RSU) during the three and six months ended September 30, 2019, respectively (1,567,000 and 1,567,000 for the three and six months ended September 30, 2018); 2,440,600 and 2,440,600 Performance based stock options (ADS) during the three and six months ended September 30, 2019, respectively (1,673,000 and 1,673,000 for three and six months ended September 30, 2018).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

28. Other operating income

Six months ended September 30, 2018

Sale of hosted data center services business: During the six months ended September 30, 2018, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration was ₹ 27,790 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at September 30, 2018. Consequently, the sale consideration accounted of ₹ 24,024 and units amounting to ₹ 1,734 issued by the buyer.

Loss of control in subsidiary: During the six months ended September 30, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Six months ended September 30, 2019

During the period ended September 30, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 152 has been recognized under Other operating income.

During the period ended September 30, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 597 is recognized under Other operating income.

29. Commitments and contingencies

Capital commitments: As at March 31, 2019 and September 30, 2019 the Company had committed to spend approximately ₹ 12,443 and ₹ 11,964 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2019 and September 30, 2019, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,456 and ₹ 29,131 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT).

For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Draft assessment order in December 2018 with a demand of ₹ 6,467 (including interest of ₹ 2,007), arising primarily on account of Capitalisation of wages. The Company has filed objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For year ended March 31, 2007 to year ending March 31, 2012, the company has received tax demand of ₹ 227 (Including ₹ 102 interest) for non-deduction of tax at source on some payments. Company has already deposited the demand under protest. The Company received order issued by Income Tax Appellate Tribunal, Bengaluru rejecting company’s appeal. The Company will file an appeal against the said order within the prescribed timelines. Company is already having a favorable order on this issue from the Hon’ble High Court of Karnataka.

Income tax demands against the Company amounting to ₹ 66,441 and ₹ 71,028 are not acknowledged as debt as at March 31, 2019 and September 30, 2019, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 8,477 and ₹ 9,374 as of March 31, 2019 and September 30, 2019. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

30. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

31. Segment information

Effective October 1, 2018, the Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2018, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	43,246	18,352	22,176	18,107	19,581	11,717	8,203	141,382	2,876	2,391	(22)	146,627
Other operating income	—	—	—	—	—	—	—	269	—	—	—	269
Segment Result	7,867	2,649	4,214	(2,050)	4,644	2,276	1,074	20,674	(426)	(257)	46	20,037
Unallocated								310	—	—	—	310

Segment Result Total								21,253	(426)	(257)	46	20,616
Finance expense												(1,569)
Finance and other income												5,136
Share of profit/ (loss) of equity accounted investee												20

Profit before tax												24,203
Income tax expense												(5,347)

Profit for the period												18,856

Depreciation and amortization												4,370

Information on reportable segment for the three months ended September 30, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	45,760	18,981	23,530	18,888	19,148	11,886	8,368	146,561	3,233	2,069	(16)	151,847
Other operating income	—	—	—	—	—	—	—	50	—	—	—	50
Segment Result	8,407	2,863	3,952	3,084	3,624	2,439	1,044	25,413	149	(177)	256	25,641
Unallocated								1,044	—	—	—	1,044

Segment Result Total								26,507	149	(177)	256	26,735
Finance expense												(2,247)
Finance and other income												6,857
Share of profit/ (loss) of equity accounted investee												(2)

Profit before tax												31,343
Income tax expense												(5,731)

Profit for the period												25,612

Depreciation and amortization												4,814

Information on reportable segment for the six months ended September 30, 2018, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	83,240	36,552	42,771	35,206	39,085	22,964	15,914	275,732	6,408	5,044	(9)	287,175
Other operating income	—	—	—	—	—	—	—	2,798	—	—	—	2,798
Segment Result	15,087	4,725	6,821	681	8,708	3,674	1,833	41,529	(1,166)	(368)	124	40,119
Unallocated								1,005	—	—	—	1,005

Segment Result Total								45,332	(1,166)	(368)	124	43,922
Finance expense												(3,218)
Finance and other income												10,333
Share of profit/ (loss) of equity accounted investee												(33)

Profit before tax												51,004
Income tax expense												(11,212)

Profit for the period												39,792

Depreciation and amortization												8,707

Information on reportable segment for the six months ended September 30, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	91,155	37,852	45,896	37,320	37,808	23,222	16,822	290,075	5,642	4,212	(63)	299,866
Other operating income	—	—	—	—	—	—	—	749	—	—	—	749
Segment Result	17,742	5,792	7,458	5,280	7,150	4,531	2,562	50,515	(258)	(813)	151	49,595
Unallocated								1,764	—	—	—	1,764

Segment Result Total								53,028	(258)	(813)	151	52,108
Finance expense												(3,831)
Finance and other income												13,804
Share of profit/ (loss) of equity accounted investee												(18)

Profit before tax												62,063
Income tax expense												(12,430)

Profit for the period												49,633

Depreciation and amortization												9,769

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended September 30,				Six months ended September 30,
	2018		2019		2018		2019
India	₹	8,340	₹	8,103	₹	17,044	₹	15,444
Americas *		79,621		87,453		155,674		172,105
Europe		36,722		34,845		72,627		70,422
Rest of the world		21,944		21,446		41,830		41,895

	₹	146,627	₹	151,847	₹	287,175	₹	299,866

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2018 and 2019.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income of ₹ 269 and ₹ 50 is included as part of IT Services segment results for three months ended September 30, 2018 and 2019 respectively, and ₹ 2,798 and ₹ 749 for the six months ended September 30, 2018 and 2019 respectively. Refer Note 28.

g)

Segment results for ENU industry vertical for the period three months and six months ended September 30, 2018, is after considering the impact of ₹ 5,141 ($75 million) paid to National Grid on settlement of a legal claim against the Company.

32. List of subsidiaries and investments accounted for using equity method as at September 30, 2019 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
		Wipro Technologies SA	Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, HealthPlan Services, Inc. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Designit Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at September 30, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

33. Bank balance

	As at September 30, 2019
	In current Account		In Deposit Account		Total
Citi Bank	₹	24,143	₹	11,832	₹	35,975
Axis Bank		—		34,662		34,662
HDFC Bank		966		24,347		25,313
HSBC		18,197		6,360		24,557
Kotak Mahindra Bank		38		17,221		17,259
ICICI Bank		1		14,972		14,973
ANZ Bank		201		9,881		10,082
State Bank of India		161		5,110		5,271
BNP Paribas		275		3,685		3,960
Canara Bank		—		2,500		2,500
Saudi British Bank		1,842		—		1,842
Wells Fargo Bank		1,525		—		1,525
UniCredit Bank		339		—		339
Silicon Valley Bank		266		—		266
Standard Chartered Bank		263		—		263
Bank of Tokyo		151		—		151
Banco De Chile		140		—		140
Bank of Montreal		130		—		130
Syd Bank		123		—		123
RABO Bank		113		—		113
United Amara Bank		113		—		113
Others		884		—		884

Total	₹	49,871	₹	130,570	₹	180,441

34. Buyback of equity shares

During the quarter ended September 30, 2019, the Company concluded the buyback of 323,076,923 equity shares at a price of ₹ 325 per equity share (“Buyback”) as approved earlier by the Board of Directors at their meeting held on April 16, 2019. This has resulted in a total cash outflow of ₹105,000. In line with the requirement under the Companies Act 2013, an amount of ₹ 105,000 has been utilized from the retained earnings. Capital redemption reserve (included in other reserves) of ₹ 646 (representing the nominal value of the equity shares bought back) has been created as an apportionment from retained earnings. Consequent to the Buyback, the paid-up equity share capital stands reduced by ₹ 646.

35. On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company for a consideration of US$ 45 million. The acquisition was subject to customary closing conditions and regulatory approvals. Subsequently, the acquisition was concluded on October 3, 2019.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 15, 2019